EXHIBIT 99.1

MKM ENGINEERING

Oil and Gas Consulting Services

3905 Sagamore Hill Court

Plano, Texas 75025

March 11, 2015

Mr. David Nelson

Regent Natural Resources Co.

5646 Milton, Suite 722

Dallas, Texas 75206

Dear Mr. Nelson:

As requested, an estimate has been made of certain hydrocarbon reserves owned by Regent Natural Resources Co. (hereinafter referred to as "Regent") on the W. T. Fowler and Steddum leases. The appraised properties are located in Hill County, Texas. This appraisal evaluates Regent's Proved Developed Producing (PDP), Proved Behind Pipe (PBP), and Proved Undeveloped (PUD) reserves. The effective date of this report is January 1, 2015.

The table below summarizes Regent's net oil and gas reserves and cash flows generated using the requested price deck. Results shown below are presented for your information and should not be construed as our estimate of fair market value. As of January 1, 2014, Regent's net total proved reserves have been estimated to be as follows:

	Net Reserves			Present Worth
	as of Jan. 1 2015			of Future
	Hydrocarbon Liquids	Natural Gas	Future Net	Net Income Discounted @
Reserve Category	(Bbl)	(Mcf)	Income, $	10%/Annum, $

Proved Developed Producing	2,850	0	83,750	61,160
Proved Behind Pipe	11,100	0	604,190	353,100
Proved Undeveloped	63,670	0	3,959,920	2,177,580

Total Proved	77,620	0	4,647,860	2,591,840

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to Regent's interests after deducting all shrinkage, royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the Society of Petroleum Engineers ("SPE"), American Association of Petroleum Geologists ("AAPG"), World Petroleum Council ("WPC"), and the Society of Petroleum Evaluation Engineers ("SPEE"). All hydrocarbon liquid Reserves are expressed in United States barrels ("Bbl") of 42 gallons. Natural gas Reserves are expressed in thousand standard cubic feet ("Mcf”) at the contractual pressure and temperature bases.

Regent Natural Resources Co.

March 11, 2015

RESERVE ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Reservoirs under non-pressure depletion drive mechanisms and non producing Reserves were estimated by volumetric analysis, research of analogous reservoirs, or a combination of both. The maximum remaining Reserves life assigned to wells included in this report is 40 years. This report does not include any gas sales imbalances.

FUTURE PRODUCTION RATES

Initial production rates are based on current producing rates for those wells now on production. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, test data and other related information were used to estimate anticipated initial production rates and sales were estimated to commence at a date deemed reasonable based on our experience and judgment.

RESERVE CLASSIFICATION

The Reserves estimates included in this report conform to the guidelines specified by the SPE, A.APG, WPC, and SPEE. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the SPE website (www.spe.org ).

COMMODITY PRICES

Future hydrocarbon revenues were estimated using the New York Mercantile Exchange ("NYMEX") prices outlined below:

	NYMEX PRICES
	Base Price	Base Price
Dates	$/Bbl	$/MMBtu

2015	70.81	4.35
2016	70.81	4.35
2017	70.81	4.35
2018	70.81	4.35
Thereafter	70.81	4.35

Historical hydrocarbon liquid prices were indexed to the monthly average of the daily closing prices received at the Cushing, Oklahoma delivery point. The average difference between the wellhead oil price and the NYMEX price represents adjustments for crude quality, marketing fees, BS&W, transportation costs and purchaser bonuses. These adjustments were applied to the NYMEX prices listed in table above.

Regent Natural Resources Co.

March 11, 2015

Historical natural gas prices were indexed to the monthly Henry Hub prices posted in the Inside FERC publication. Historical prices were indexed for each month of available accounting data. The average difference between the wellhead price and the NYMEX price represents adjustments for BTU content, marketing, and transportation costs. These adjustments were applied to the NYMEX prices listed in table above.

OPERATING EXPENSES & CAPITAL COSTS

The lease operating costs used in this evaluation were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and include COPAS charges.

Where available, capital costs were estimated using recent historical information reported for analogous expenditures. Where recent historical information was not available Authority for Expenditure (“AFE”) documents were used to estimate capital costs. AFE documents provided by the operator have been checked for reasonableness. Abandonment costs were not included for the properties .

Operating expenses and capital costs were held constant in this evaluation.

DISCLAIMERS

All information pertaining to the operating expenses, prices, and the interests of Regent in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from Regent, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this MKM Engineering report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. In any case, quantities of Proved Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the contest of the overall report and should not be considered independently. The future net income and net present value estimates contained in this report do not represent an estimate of fair market values.

Regent Natural Resources Co.

March 11, 2015

MKM Engineering is independent with respect to Regent Natural Resources Co. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

CONCLUSIONS

Attached are summary tables of economic analysis of predicted future performance. Other tables identify the properties appraised with summary Reserves and the economic factors applicable to each. A list of tables is included. Reserves identified for this report are not risked.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted,

MKM ENGINEERING
F-009733

/s/ Michele K. Mudrone

Michele K. Mudrone, P.E.